GRIID INFRASTRUCTURE INC.

2577 DUCK CREEK ROAD

CINCINNATI, OH 45212

January 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Lauren Pierce and Jeff Kauten

Re:	GRIID Infrastructure Inc.

Registration Statement on Form S-1

Filed January 9, 2024, as amended on January 29, 2024 (File No. 333-276445)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GRIID Infrastructure Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-276445) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Eastern Time, on January 31, 2024, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone.

Please contact Patrick B. Costello of Troutman Pepper Hamilton Sanders LLP at (212) 704-6147 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

GRIID INFRASTRUCTURE INC.

By:	/s/ Allan J. Wallander
Name: Allan J. Wallander
Title: Chief Financial Officer

[Signature Page to Acceleration Request]